A COPY OF THIS PRELIMINARY SHORT FORM PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY SHORT FORM PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.


THIS SHORT FORM PROSPECTUS CONSTITUTES AN OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENSE TO CLAIM OTHERWISE. THE COMMON SHARES OFFERED BY THIS SHORT FORM PROSPECTUS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED FOR PURCHASE OR SALE, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF DIRECTLY OR INDIRECTLY WITHIN THE UNITED STATES OF AMERICA, ITS TERRITORIES OR POSSESSIONS OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT (A "U.S. PERSON"). THIS PRELIMINARY SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES OF AMERICA, ITS TERRITORIES OR POSSESSIONS. SEE "PLAN OF DISTRIBUTION".

                      PRELIMINARY SHORT FORM PROSPECTUS
NEW ISSUE                                                        AUGUST 13, 2003
---------
                           KINROSS GOLD CORPORATION
                               CDN.$185,200,000
                           20,000,000 COMMON SHARES

This short form prospectus (the "Prospectus") qualifies the distribution (the "Offering") of an aggregate of 20,000,000 common shares of Kinross Gold Corporation (the "Corporation" or "Kinross") (the "Offered Shares"), at a price of Cdn.$9.26 per Offered Share (the "Offering Price") pursuant to an underwriting agreement (the "Underwriting Agreement") dated as of August 13, 2003 among the Corporation and CIBC World Markets Inc., Scotia Capital Inc. and RBC Dominion Securities Inc. (collectively, the "Underwriters"). The Offering Price of the Offered Shares has been determined by negotiation between the Corporation and the Underwriters.

The common shares (the "Common Shares") of the Corporation are listed on the Toronto Stock Exchange (the "TSX") under the symbol "K" and the New York Stock Exchange (the "NYSE") under the symbol "KGC". On August 12, 2003, the closing price of the Common Shares on the TSX was Cdn.$9.17 per share and on NYSE was $6.62 per share. The Corporation has applied to list the Offered Shares distributed under this Prospectus on the TSX and the NYSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NYSE.

                             -----------------------------------------------------

                                       PRICE: CDN.$9.26 PER COMMON SHARE

                             -----------------------------------------------------


                                      Price to the Public           Underwriting Fee        Net Proceeds to the
                                      -------------------           ----------------        --------------------
                                                                                               Corporation(1)
                                                                                               --------------

     Per Offered Share..........            Cdn.$9.26                   Cdn.$0.3704              Cdn.$8.8896
     Total(2)..................        Cdn.$185,200,000              Cdn.$7,408,000           Cdn.$177,792,000

     (1) After deducting the Underwriters' fee, but before deducting the expenses of the Offering estimated to be Cdn.$400,000, which will be paid from the general funds of the Corporation.
     (2) The Corporation has granted the Underwriters an option (the "Underwriters' Option"), exercisable in whole or in part at the sole discretion of the Underwriters until 30 business day after the closing of the Offering, enabling them to purchase up to an additional 3,000,000 Common Shares (the "Additional Offered Shares") at the Offering Price. If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be Cdn.$212,980,000, Cdn.$8,519,200 and Cdn.$204,460,800, respectively. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Offered Shares will be available for delivery at the closing of this Offering, which is expected to take place on or about August 28, 2003, or such other date as may be agreed upon by the Corporation and the Underwriters, but in any event not later than September 10, 2003.

All monetary amounts used herein are stated in United States dollars unless otherwise indicated. As at August 12, 2003, the noon rate as reported by the Bank of Canada was U.S.$1.00 = Cdn.$1.3852 or Cdn.$1.00 = U.S.$0.7219.

EACH OF SCOTIA CAPITAL INC. AND RBC DOMINION SECURITIES INC. IS AN AFFILIATE OF A BANK WHICH IS, DIRECTLY OR THROUGH SYNDICATES OF WHICH IT IS A MEMBER, A LENDER TO THE CORPORATION. CONSEQUENTLY, THE CORPORATION MAY BE CONSIDERED TO BE A CONNECTED ISSUER OF EACH SUCH UNDERWRITER FOR PURPOSES OF THE SECURITIES LEGISLATION OF CERTAIN CANADIAN PROVINCES. SEE "PLAN OF DISTRIBUTION".

                                TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE............................................1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION..........................2
ELIGIBILITY FOR INVESTMENT.....................................................3
THE CORPORATION................................................................4
RECENT DEVELOPMENTS............................................................4
CONSOLIDATED CAPITALIZATION....................................................5
DESCRIPTION OF SECURITIES DISTRIBUTED..........................................5
PRO FORMA INFORMATION..........................................................5
USE OF PROCEEDS................................................................6
PLAN OF DISTRIBUTION...........................................................6
RISK FACTORS...................................................................7
LEGAL MATTERS..................................................................7
AUDITORS, TRANSFER AGENT AND REGISTRAR.........................................7
PURCHASERS' STATUTORY RIGHTS...................................................7
CERTIFICATE OF THE CORPORATION.................................................8
CERTIFICATE OF THE UNDERWRITERS................................................9

                       DOCUMENTS INCORPORATED BY REFERENCE

     INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN ALL OF THE PROVINCES OF CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 5200, 40 King Street West, Toronto, Ontario M5H 3Y2; telephone (416) 365-5198. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at WWW.SEDAR.COM. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Corporation at the above mentioned address and telephone number.

     The following documents, filed by the Corporation with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this
Prospectus:

     (a) the Renewal Annual Information Form of the Corporation dated May 8, 2003 (the "Renewal Annual Information Form"), including the unaudited pro forma consolidated balance sheet of the Corporation as at December 31, 2002 and the unaudited pro forma consolidated statement of operations of the Corporation for the year ended December 31, 2002, the audited consolidated financial statements of TVX Gold Inc. ("TVX") as at December 31, 2002 and 2001 for the years ended December 31, 2002, 2001 and 2000, together with the auditors' report thereon and the notes thereto and the audited consolidated financial statements of Echo Bay Mines Ltd. ("Echo Bay") as at December 31, 2002 and 2001 for the years ended December 31, 2002, 2001 and 2000, together with the auditors' report thereon and the notes thereto;

     (b) the first quarter report containing the unaudited consolidated financial statements of the Corporation as at and for the three months ended March 31, 2003 and 2002, together with the notes thereto;

     (c) interim management discussion and analysis of financial condition and results of operations dated May 29, 2003 for the three months ended March 31, 2003;

     (d) the audited consolidated financial statements of the Corporation as at December 31, 2002 and 2001 for the years ended December 31, 2002, 2001 and 2000, together with the auditors' report thereon and the notes thereto;

     (e) management discussion and analysis of financial condition and results of operations contained in the Corporation's annual report for the year ended December 31, 2002;

     (f) the Management Information Circular and proxy materials of the Corporation dated May 8, 2003;

     (g) material change report dated August 12, 2003 relating to the Corporation's issue of 20,000,000 Offered Shares and its intent to use the proceeds to redeem its outstanding 5.5% convertible unsecured subordinated debentures;

     (h) material change report dated August 8, 2003 relating to the Corporation's results for the three and six month periods ended June 30, 2003;

     (i) press release dated August 7, 2003 relating to the Corporation's results for the three and six month periods ended June 30, 2003;

     (j) material change report dated May 13, 2003 relating to the Corporation's results for the three months ended March 31, 2003;

     (k) material change report dated April 7, 2003 relating to the Corporation's announcement of its reserve and resource summary;

     (l) material change report dated March 6, 2003 relating to the Corporation's results for the three months and year ended December 31, 2002;

     (m) material change report dated February 19, 2003 relating to the preliminary 2002 operating results for the Corporation;

     (n) material change report dated February 5, 2003 relating to the completion of the combination of TVX, Echo Bay and the Corporation; and

     (o) material change report dated January 22, 2003 relating to the dismissal of the lawsuit initiated by the Magadan Administration against Omolon Gold Mining Company.

     ANNUAL INFORMATION FORMS, MATERIAL CHANGE REPORTS (EXCEPT CONFIDENTIAL MATERIAL CHANGE REPORTS), CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED), CONSOLIDATED FINANCIAL STATEMENTS (AUDITED), INFORMATION CIRCULARS AND PRESS RELEASES, ALL AS FILED BY THE CORPORATION WITH THE VARIOUS SECURITIES COMMISSIONS OR ANY SIMILAR AUTHORITIES IN CANADA AFTER THE DATE OF THIS PROSPECTUS AND PRIOR TO THE TERMINATION OF THE OFFERING, SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

     ANY STATEMENT IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE HEREIN MODIFIES, REPLACES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROSPECTUS. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES.

     THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

     This Prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Narrative Description of the Business - Risk Factors" in the Renewal Annual Information Form. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

                           ELIGIBILITY FOR INVESTMENT

     Eligibility of the Offered Shares issued to holders to whom any of the following statutes apply is, in certain cases, governed by criteria which such holders are required to establish as policies or guidelines, and in certain cases, file, pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards, general investment provisions and restrictions provided therein:


    INSURANCE COMPANIES ACT (Canada);                        THE INSURANCE ACT (Manitoba);
    TRUST AND LOAN COMPANIES ACT (Canada);                   THE PENSION BENEFITS ACT (Manitoba);
    PENSION BENEFITS STANDARDS ACT, 1985 (Canada);           AN ACT RESPECTING  INSURANCE (Quebec) for an insurer, as
    PENSION BENEFITS ACT (Ontario);                            defined therein, incorporated under the laws of the
    FINANCIAL INSTITUTIONS ACT (British Columbia);             Province of Quebec, other than a guarantee fund;
    THE PENSION BENEFITS ACT, 1992 (Saskatchewan);           AN ACT RESPECTING TRUST COMPANIES AND SAVINGS
    LOAN AND TRUST CORPORATIONS ACT (Ontario);                 COMPANIES (Quebec) for a trust company, as defined
    PENSION BENEFITS STANDARDS ACT (British Columbia);         therein, which invests its own funds and funds
    LOAN AND TRUST CORPORATIONS ACT (Alberta);                 received as deposits and a savings company (as
    THE TRUSTEE ACT (Manitoba);                                defined therein) investing its funds; and
                                                             SUPPLEMENTAL PENSION PLANS ACT (Quebec).

     In the opinion of Cassels Brock & Blackwell LLP and Blake, Cassels & Graydon LLP, the Offered Shares will be, as at the date of issue, qualified investments under the INCOME TAX ACT (Canada) (the "Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Plans") and registered education savings plans, subject to the specific provisions of any particular plan. In the opinion of such counsel, the Offered Shares will not constitute foreign property for Plans and other persons subject to tax under Part XI of the Tax Act.

                                 THE CORPORATION

     The Corporation was continued under the BUSINESS CORPORATIONS ACT (Ontario) on May 31, 1993 by articles of arrangement pursuant to which CMP Resources Ltd., Plexus Resources Corporation and 1021105 Ontario Corp. amalgamated by way of arrangement. The Corporation and Falconbridge Amalco Inc., a corporation that was formed upon the amalgamation of Falconbridge Gold Corporation and FGC Acquisition Inc., then amalgamated on December 31, 1993 by way of arrangement. The Corporation filed articles of amalgamation on December 29, 2000 in connection with the amalgamation with La Teko Resources Inc.

     The registered office and principal place of business of the Corporation is located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2.

     The Corporation is engaged in the mining and processing of gold and silver ore and in the exploration for and acquisition, development and operation of gold-bearing properties, principally in the Americas and Russia. The principal product and source of cash flow for the Corporation is gold. On January 31, 2003, the Corporation completed a combination with TVX and Echo Bay, which included the acquisition of the interest of Newmont Mining Corporation in the TVX Newmont Americas joint ventures. As a result, the Corporation is the fourth largest primary gold producer in North America and the seventh largest primary gold producer in the world.

     Kinross maintains interests in twelve precious metals operations located in six countries on four continents. The Corporation's primary operating properties consist of 100% interest in the Fort Knox mine in Alaska; a 50% interest in the Round Mountain mine in Nevada; and a 98.1% interest in the Kubaka mine situated in East Russia. The Corporation also owns significant interests in mines through joint ventures that are not operated by it. The Corporation's largest non-operated joint ventures consist of a 49% ownership interest in the Porcupine mine, located in and around Timmins, Ontario; a 49% ownership in the Brasilia mine in Brazil; and a 50% ownership in the La Coipa mine in Chile. Although the Corporation has a diversified geographic profile, approximately 65% of its expected 2003 production and its pro forma reserves as of December 31, 2002 are based in the United States and Canada.

                               RECENT DEVELOPMENTS

     As a result of the high cash costs and continued operating losses experienced at the Lupin mine during the first six months of ownership by the Corporation, on August 13, 2003, the Corporation decided to suspend operations at the mine. During the period of suspension, the Corporation will review all options with respect to the future of the mine.

     On June 20, 2003, TVX Newmont Americas, a subsidiary of the Corporation and Rio Tinto Brasil entered into an amended operation and management agreement in complete resolution of a prior dispute between TVX Newmont Americas and Rio Tinto Brasil. All litigation in connection with the settlement has been terminated.

     Since January 2003, the Stratoni lead/zinc mine located in Greece, owned by TVX Hellas, a subsidiary of the Corporation, has been shut down. The Corporation has been working with the Greek government and potential investors to determine whether this mine can be reopened under a revised ownership structure in which the Corporation will hold a minority interest. If the Corporation achieves this result, the Olympias and Skouries gold project may undergo similar changes in ownership. As a protective measure, the Corporation has commenced proceedings in Greece to place TVX Hellas, which holds all of the Greek properties owned by the Corporation, into bankruptcy.

     The Corporation recently received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid on the Corporation's Russian operations in the approximate amount of $8.0 million, which includes penalties and interest. The notice challenges certain deductions taken by the Corporation and tax concessions relating to tax returns filed by the Corporation in prior years. The Corporation believes its interpretation of the tax regulations is correct and intends to oppose the reassessment.

                           CONSOLIDATED CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2002, June 30, 2003 and as at June 30, 2003 after giving effect to the Offering and the redemption of the outstanding convertible debentures of the Corporation. See "Use of Proceeds". The table should be read in conjunction with the consolidated financial statements of the Corporation and notes thereto and management's discussion and analysis of financial condition and results of operations incorporated by reference in this Prospectus.

                                                                                                 AS AT JUNE 30, 2003
                                                                                                 AFTER GIVING EFFECT
                                                                                                 TO THE OFFERING AND
                                                                                                  THE REDEMPTION OF
                                                             AS AT                                   CONVERTIBLE
                                                       DECEMBER 31, 2002    AS AT JUNE 30, 2003      DEBENTURES(1)
                                                       -----------------    -------------------      -------------
                                                                      (U.S. dollars in millions)
Cash and cash equivalents                                    $  170.6            $   125.0             $   111.5
                                                             ========            =========             =========

Long-term debt, including current portion
   Long term debt                                            $   36.2            $    31.4             $    31.4
   Debt component of convertible debentures                      21.7                 23.1                     -
   Redeemable retractable preferred shares                        2.5                  2.8                   2.8
                                                             --------            ---------             ---------
Total long-term debt, including current portion                  60.4                 57.3                  34.2

Convertible preferred shares of subsidiary company               12.9                 13.2                  13.2

Common share capital                                          1,058.5              1,599.5               1,730.3
Contributed surplus                                              12.9                 12.9                  30.0
Equity component of convertible debentures                      132.3                136.7                     -
Deficit                                                        (761.4)               (20.7)                (22.3)
Cumulative translation adjustments                              (23.4)                (3.9)                 (3.9)
                                                             --------            ---------             ---------
Total shareholders equity                                       418.9              1,724.5               1,734.1
                                                             --------            ---------             ---------
Total capitalization                                         $  492.2            $ 1,795.0             $ 1,781.5
                                                             ========            =========             =========

(1) After deducting the Underwriters' fee and expenses of the Offering and assuming no exercise of the Underwriters' Option.

                      DESCRIPTION OF SECURITIES DISTRIBUTED

     Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends as and when declared by the directors and, upon liquidation, to receive such assets of the Corporation as may be distributable to such holders.

                              PRO FORMA INFORMATION

     The combination of the Corporation and Echo Bay and TVX occurred on January 31, 2003. If the combination had been effective as of January 1, 2003, the pro forma revenues of the Corporation for the six month period ending June 30, 2003, would have been increased by $28.9 million to $307.7 million and the net loss would have been reduced by $3.4 million to $13.0 million for this period. These pro forma results were adjusted to exclude the transaction costs incurred by Echo Bay and TVX, and depreciation, depletion and amortization were calculated based on the allocation determined in the preliminary purchase equation pertaining to the combination. The unaudited pro forma consolidated statement of operations of the Corporation for the year ended December 31, 2002 is appended to the Renewal Annual Information Form incorporated by reference in this Prospectus. The pro forma financial information does not purport to represent the Corporation's results of operations had the combination occurred at the beginning of 2003 or to project the Corporation's results of operations for any future periods.

                                 USE OF PROCEEDS

     The estimated net proceeds of this Offering received by the Corporation, after deducting the Underwriters' fee and expenses of this Offering, are Cdn.$177,392,000, assuming no exercise of the Underwriters' Option. If the Underwriters' Option is exercised in full, the net proceeds of this Offering, after deducting the Underwriters' fee and expenses for this Offering, are estimated to be Cdn.$204,060,800. The Corporation intends to use the net proceeds of this Offering, together with available cash, to redeem the outstanding convertible debentures of the Corporation of approximately Cdn.$195,600,000.

                              PLAN OF DISTRIBUTION

     Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on August 28, 2003 or such other date as may be agreed upon by the Corporation and the Underwriters, but in any event not later than September 10, 2003 (the "Closing Date"), all but not less than all of the Offered Shares at a price of Cdn.$9.26 per Offered Share, against delivery of certificates representing such Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Corporation has agreed to pay the Underwriters a fee of Cdn.$0.3704 per Offered Share for their services in connection with the distribution of the Offered Shares offered by this Prospectus. The Offering Price of the Offered Shares was determined by negotiation between the Corporation and the Underwriters.

     The Corporation has granted the Underwriters an option (the "Underwriters' Option"), exercisable in whole or in part at the sole discretion of the Underwriters until 30 days after the Closing Date, enabling them to purchase Additional Offered Shares at the Offering Price. If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation will be Cdn.$212,980,000, Cdn.$8,519,200 and Cdn.$204,460,800, respectively. The Corporation will pay to the Underwriters a fee of Cdn.$0.3704 per Additional Offered Share. This prospectus also qualifies the distribution of the Additional Offered Shares.

     The Offering is being made concurrently in all provinces of Canada. The Offered Shares have not been nor will be registered under the U.S. Securities Act or any state securities laws and, subject to certain exceptions, may not be offered for purchase or sale, sold, transferred or otherwise disposed of, directly or indirectly, within the United States of America, its territories or possessions or to or for the account or benefit of a U.S. Person. Offers and sales of any of the Offered Shares in the United States would constitute a violation of the U.S. Securities Act unless made in compliance with the registration requirements of the U.S. Securities Act or pursuant to an applicable exemption therefrom. The Underwriters have represented and agreed, and will cause each member of any selling group formed in connection with the distribution of the Offered Shares to represent and agree, that they will not offer or sell, directly or indirectly, any Offered Shares in the United States otherwise than pursuant to an exemption from the registration requirements of the U.S. Securities Act.

     In addition, until 40 days after the commencement of the Offering, any offer or sale of any of the Offered Shares within the United States, its territories or possessions, by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act.

     The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated, to take up and pay for all of their Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

     Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase common shares of the Corporation. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the common shares of the Corporation. Subject to applicable laws in connection with the Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than which would otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

     The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of Scotia Capital Inc. and RBC Dominion Securities Inc. (collectively, the "Connected Underwriters") is an affiliate of a bank (collectively, the "Banks") which is, directly or through syndicates of which it is a member, a lender to the Corporation. Consequently, the Corporation may be considered to be a connected issuer of each Connected Underwriter for purposes of the securities legislation of certain Canadian provinces. As of the date hereof, the Banks have lent, in the aggregate, $37,500,000 to the Corporation. The assets of the Fort Knox mine and the shares of various wholly-owned subsidiaries of the Corporation are pledged as collateral for this facility. The Corporation is in compliance with the terms of the agreements governing the indebtedness. None of the net proceeds of this Offering will be used by the Corporation to pay down indebtedness to the Banks. See "Use of Proceeds". The decision of each Connected Underwriter to underwrite the Offered Shares was made independently of their respective Bank. Neither of the Connected Underwriters will receive any benefit from this Offering, other than its respective portion of the fee payable by the Corporation.

                                  RISK FACTORS

     The operations of the Corporation are speculative due to the high-risk nature of its business, which is the operation, exploration and development of mineral properties. Investors should carefully consider the risks described in the information that is incorporated by reference into this Prospectus including, without limitation, the Renewal Annual Information Form.

                                  LEGAL MATTERS

     Certain legal matters relating to the issue and sale of the securities offered hereunder will be passed upon by Cassels Brock & Blackwell LLP on behalf of the Corporation and by Blake, Cassels & Graydon LLP on behalf of the Underwriters. As of the date of this Prospectus, the partners and associates of Cassels Brock & Blackwell LLP and the partners and associates of Blake, Cassels & Graydon LLP, as a group, own less than 1% of the issued and outstanding Common Shares.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, 181 Bay Street, Suite 1400, Toronto, Ontario, M5J 2V1.

     The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Toronto.

                          PURCHASERS' STATUTORY RIGHTS

     Securities legislation of several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                         CERTIFICATE OF THE CORPORATION


Dated:  August 13, 2003

     This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purposes of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value of the market price of the securities to be distributed.




(Signed) Robert M. Buchan                  (Signed) Brian W. Penny
         President and Chief                        Vice-President, Finance and
         Executive Officer                          Chief Financial Officer



                       On behalf of the Board of Directors



(Signed) Cameron A. Mingay                 (Signed) John M.H. Huxley
         Director                                   Director

                         CERTIFICATE OF THE UNDERWRITERS


Dated:  August 13, 2003

     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purposes of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value of the market price of the securities to be distributed.


     CIBC WORLD MARKETS INC.                        SCOTIA CAPITAL INC.


   (signed) EDWARD R. HIRST                      (signed) J. PAUL ROLLINSON


                          RBC DOMINION SECURITIES INC.


                              (signed)LANCE RISHOR